Exhibit (a)(19)

Press Release

FOR IMMEDIATE RELEASE

DOLLAR THRIFTY AUTOMOTIVE GROUP ANNOUNCES END OF “GO-SHOP” PERIOD

TULSA, OKLAHOMA, September 26, 2012:  Dollar Thrifty Automotive Group, Inc. (NYSE: DTG) today announced the expiration of the “go-shop” period established pursuant to the terms of its previously announced merger agreement, dated as of August 26, 2012, with Hertz Global Holdings, Inc. (NYSE: HTZ). The “go-shop” period expired at 11:59 p.m., New York City time, on September 25, 2012. During the “go-shop” period, Dollar Thrifty’s financial advisors solicited inquiries from third parties relating to competing acquisition proposals as envisaged by the merger agreement. Notwithstanding such solicitation, no party submitted a proposal to acquire Dollar Thrifty during the “go-shop” period.

As previously announced, HDTMS, Inc., an affiliate of Hertz, commenced a tender offer on September 10, 2012 for all of the outstanding shares of common stock of Dollar Thrifty at a price of $87.50 per share, net to the seller in cash, without interest and less any required withholding taxes. The tender offer is being made pursuant to an offer to purchase and a related letter of transmittal, each dated September 10, 2012, and the previously announced merger agreement. Subject to the terms and conditions of the merger agreement, following consummation of the tender offer and subject to the approval of Dollar Thrifty’s stockholders if required by applicable law, HDTMS, Inc. will be merged with and into Dollar Thrifty, as a result of which Dollar Thrifty will become an indirect wholly owned subsidiary of Hertz.

The tender offer is scheduled to expire at 12:00 midnight, New York City time, Friday, October 5, 2012, unless the tender offer is extended in accordance with the merger agreement and the applicable rules and regulations of the SEC. The closing of the tender offer is subject to customary terms and conditions, including the tender by Dollar Thrifty stockholders of a number of shares of Dollar Thrifty common stock which, when taken together with any shares owned by Hertz and its subsidiaries, represents a majority of the outstanding shares of Dollar Thrifty common stock on a fully diluted basis, and the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act.

Dollar Thrifty’s board of directors unanimously recommends that stockholders accept the tender offer and tender their shares into the tender offer, and if required under applicable law, vote in favor of the adoption of the merger agreement and approval of the merger and the other transactions contemplated by the merger agreement.

Dollar Thrifty Contact Information:

Financial
H. Clifford Buster III
Chief Financial Officer
Tel: 918-669-3277

Investor Relations and Corporate Communications
Anna Bootenhoff
Tel: 918- 669-2236
E-mail: Anna.Bootenhoff@dtag.com

Media
Stephanie Pillersdorf/ Brian Shiver
Sard Verbinnen & Co
Tel: 212-687-8080

About Dollar Thrifty Automotive Group, Inc.

 Through its Dollar Rent A Car and Thrifty Car Rental brands, the Company has been serving value-conscious leisure and business travelers since 1950.  The Company maintains a strong presence in domestic leisure travel in virtually all of the top U.S. and Canadian airport markets, and also derives a significant portion of its revenue from international travelers to the U.S. under contracts with various international tour operators.  Dollar and Thrifty have approximately 280 corporate locations in the United States and Canada, with approximately 5,900 employees located mainly in North America.  In addition to its corporate operations, the Company maintains global service capabilities through an expansive franchise network of approximately 1,300 franchise locations in 82 countries.  For additional information, visit www.dtag.com or the brand sites at www.dollar.com and www.thrifty.com.

About Hertz Global Holdings, Inc.

Hertz is the largest worldwide airport general use car rental brand, operating from approximately 8,650 corporate and licensee locations in approximately 150 countries in North America, Europe, Latin America, Asia, Australia, Africa, the Middle East and New Zealand. Hertz is the number one airport car rental brand in the U.S. and at 119 major airports in Europe. In addition, the Company has sales and marketing centers in 60 countries which promote Hertz business both within and outside such country. Product and service initiatives such as Hertz Gold Choice, Hertz #1 Club Gold®, NeverLost® customized, onboard navigation systems, Sirius XM Satellite Radio, and unique cars and SUVs offered through the Company’s Adrenaline, Prestige and Green Traveler Collections, set Hertz apart from the competition. In 2008, the Company entered the global car sharing market with its service now referred to as Hertz On Demand which rents cars by the hour and/or by the day, at various locations in the U.S., Canada and Europe. Hertz also operates one of the world’s largest equipment rental businesses, Hertz Equipment Rental Corporation, offering a diverse line of rental equipment, from small tools and supplies to earthmoving equipment, as well as new and used equipment for sale, to customers ranging from major industrial companies to local contractors and consumers, from approximately 325 branches in the United States, Canada, China, France, Spain and Saudi Arabia, as well as through its international licensees. Hertz also owns Donlen Corporation, based in Northbrook, Illinois, which is a leader in providing fleet leasing and management services.

Additional Information

On September 10, 2012, Hertz filed with the United States Securities and Exchange Commission (the “SEC”) a tender offer statement on Schedule TO regarding the tender offer described herein and Dollar Thrifty filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 (“Schedule 14D-9”).  Investors and security holders of Dollar Thrifty are strongly advised to read the tender offer statement (as updated and amended) filed by Hertz with the SEC and Schedule 14D-9 (as updated and amended) filed by Dollar Thrifty with the SEC, because they contain important information that Dollar Thrifty’s stockholders should consider before tendering their shares.  The tender offer statement and other documents filed by Hertz and Dollar Thrifty with the SEC are available for free at the SEC’s web site (http://www.sec.gov).  Copies of Hertz’s filings with the SEC may be obtained at the SEC’s web site (http://www.sec.gov) or by directing a request to Hertz at (201) 307-2100.  Copies of Dollar Thrifty’s filings with the SEC are available free of charge on Dollar Thrifty’s website at www.dtag.com or by contacting Dollar Thrifty’s Investor Relations Department at 918-669-2236.

Cautionary Note Concerning Forward-Looking Statements

This communication contains “forward-looking statements”. Examples of forward-looking statements include information concerning Dollar Thrifty’s outlook, anticipated revenues and results of operations, as well as any other statement that does not directly relate to any historical or current fact. These forward-looking statements often include words such as “believe,” “expect,” “project,” “anticipate,” “intend,” “plan,” “estimate,” “seek,” “will,” “may,” “would,” “should,” “could,” “forecasts” or similar expressions. These statements are based on certain assumptions that Dollar Thrifty has made in light of its experience in the industry as well as its perceptions of historical trends, current conditions, expected future developments and other factors that Dollar Thrifty believes are appropriate in these circumstances. Dollar Thrifty believes its judgments are reasonable, but you should understand that these statements are not guarantees of performance or results, and actual results could differ materially from those expressed in the forward-looking statements due to a variety of important factors, both positive and negative.

Among other items, such factors could include: Hertz’s ability to obtain regulatory approval for and to consummate an acquisition of Dollar Thrifty; the risk that expected synergies, operational efficiencies and cost savings from a Dollar Thrifty acquisition may not be fully realized or realized within the expected time frame; the risk that unexpected costs will be incurred in connection with the proposed Dollar Thrifty transaction; the retention of certain key employees of Dollar Thrifty may be difficult; and the operational and profitability impact of divestitures required to be undertaken to secure regulatory approval for an acquisition of Dollar Thrifty.  Additional information concerning these and other factors can be found in Dollar Thrifty’s filings with the Securities and Exchange Commission, including Dollar Thrifty’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.

Dollar Thrifty therefore cautions you against relying on these forward-looking statements. All forward-looking statements attributable to Dollar Thrifty or persons acting on behalf of Dollar Thrifty are expressly qualified in their entirety by the foregoing cautionary statements. All such statements speak only as of the date made, and Dollar Thrifty does not undertake any obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

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